UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Future Pearl Labs, Inc.

(dba “Bobacino”)

Commission File Number: 24R-00467

Delaware	84-5039959
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

310-310-2410
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Future Pearl Labs, Inc.”, “Future Pearl Labs”, “Bobacino”, “we,” “us,” “our,” or the “Company” mean Future Pearl Labs, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Our Business

Company History

Bobacino was incorporated on March 6, 2020 when the team saw the growing trend of boba that was quickly gaining popularity around the world. With a wealth of experience in automation and kitchen technology, the team sees an increasing demand for high quality products and quick, safe, convenient service in the fast food and beverage industry. By combining robotic automation with boba culture we believe we can capture meaningful value and capitalize on a rapidly growing market. Traditional boba shops are burdened by high labor and real estate costs, and oftentimes sacrifice quality for quick and easy service. Bobacino aims to provide the highest quality of ingredients while delivering a fast, easy experience for consumers.

Bobacino’s preliminary prototype was completed in November 2020. Throughout 2021, Bobacino focused on industry trends and research and development, talking to boba shop owners and gathering important market data to validate and support product roadmap. Most recently, Bobacino attended the World Tea Expo in Las Vegas in March of 2022 to show off the features and functionality of our fully automated boba kiosk.

Bobacino’s development is amplified through Future VC, LLC (a Wavemaker Partners company), and Future Labs VII, Inc. (dba Wavemaker Labs). Future VC, LLC serves as a lead investor in the Company, while Wavemaker Labs provides access to a team of roboticists and business creatives for Bobacino, reducing costs when compared to other robotics related startups. The team at Wavemaker Labs notably launched an AI-driven robotic kitchen assistant at Miso Robotics. Wavemaker Partners and Wavemaker Labs bring insights related to food technology and robotic R&D, as well as a team of strategic and technical experts to engineer the Bobacino machine. The advantages of being a Wavemaker company are outlined further below.

During the years ended December 31, 2020 and 2021, the Company reported no revenue and no accounts receivable.

Product Overview

Bobacino has built a preliminary prototype of a fully-automated, fast and easily accessible boba machine that offers an assortment of flavors and options for consumers at the press of a button. The main attraction within the machine is a 6 axis robotic arm which steals the show by orchestrating the whole process. Once ordered by a customer, the arm grabs an empty cup and fills it with boba pearls (tapioca), ice, tea, milk, and sweetener; then it seals the cup and hands it off to the consumer. All of this takes place within 1 minute. As a part of our ongoing product development efforts, Bobacino has conducted field research with existing boba shops to ensure we understand market demands and customer expectations and are using what we’ve learned to design a better prototype. Feedback from our research has highlighted the importance of two key features of Bobacino:

Fully-Automated - Existing fast food and quick-service restaurants operate under an environment where labor incurs a high operating cost. Bobacino brings a start-to-finish automated boba experience that decreases labor costs, which are very high in traditional brick and mortar restaurants.

Accessible - Since the Bobacino machine is fully automated, it will be able to operate on a 24/7 basis. The current prototype requires a small amount of real estate to operate, allowing the company to decrease the real-estate costs required when compared to traditional brick-and-mortar boba tea restaurants.

The Company has entered a Master Services Agreement (MSA) with Wavemaker Labs to mitigate risks and costs that can typically be associated with building robotics companies. Top engineering talent and complex hardware and equipment can be expensive for a young company with a small team. By entering into this agreement with Wavemaker Labs, Bobacino is able to build and test its prototype at below market costs.

Market

Boba tea (Also known as Bubble Tea) is a Taiwanese drink that originated in Taipei in the late 1980s. Bubble tea drew upon the already established practice of tea drinking in various parts of East Asia and adapted it to create a cooling drink for the summertime. Since its creation in the 1980s, Bubble Tea has grown in popularity and popular chains have set up locations across various Tier 1 and Tier 2 cities across East Asia, Southeast Asia, Europe, and North America. In fact, McDonald’s Germany added bubble tea to their menu back in 2012.

With this growth in popularity, the global market for bubble tea has followed suit and is expected to continue this growth trajectory in the future. The worldwide bubble tea market was estimated at $1.9 billion in 2020 and is expected to grow to over to $4.3 billion by 2028, according to a report by Verified Market Research dated October 2021.

While markets like North America and Europe are “up-and-coming” in terms of overall demand, Asia continues to dominate. Grab, the Singaporean ride-hailing and food delivery service giant, recently conducted a study on the growing obsession over the drink in the Southeast Asian region. The report, titled “Bubble Tea Craze on GrabFood!” stated that bubble tea orders on the platform had increased 3000% over the course of 2018, and as a result, GrabFood now has close to 4,000 bubble tea outlets in its network, a 200% increase in outlets for the region. Grab also found that, on average, Southeast Asians drink 4 cups of boba per month.

In the United States, bubble tea has not been short of a “craze” either. Interest in bubble tea has been growing consistently in terms of Google searches, which can be found on Google Trends. Additionally, the number of venues listed as “bubble tea shop” on location-discovery app and technology platform Foursquare has more than tripled in the last four years, growing from 884 in September 2015 to 2,980 in September 2019, according to data provided by Foursquare, as reported on Eater in an article dated November 5, 2019. Despite this growing trend, boba shops remain heavily concentrated on the coasts.

Manufacturing

The strategy for manufacturing will evolve with production volumes, leveraging contract manufacturers to meet initial and medium-term demand while Bobacino builds and fine tunes its internal production lines to service long-term demand. In the near term, all Bobacino products will be produced internally and locally in order to maintain control over quality and cost, and most importantly, to ensure there is a direct source of feedback for ongoing product improvement.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally and through local manufacturers for certain parts. This will allow Bobacino to rapidly address any issues that may arise and help ensure a smooth ramp-up for the contract manufacturer. Once released for production, demand will be met by a combination of the output from the contract manufacturers along with our own internal production lines, the majority from the contract manufacturer at first. This will allow Bobacino to focus on automation and quality programs without restricting production volumes. As production begins to scale, Bobacino plans to use other manufacturing opportunities for faster production at lower costs.

Sales & Marketing

We believe our automated boba tea machine will resonate with existing boba tea brands and direct consumers because of its fast, easy, and accessible features. We plan to hold a dual revenue stream approach by both offering white-labeled partnerships for existing boba tea restaurants and Bobacino branded machines for a direct-to-consumer model. Because Boba tea is quickly becoming popular globally, we also look to expand towards markets and franchises overseas.

For these reasons, our sales and marketing efforts are reliant upon two approaches.

1)	Bobacino must establish real estate locations for our Bobacino-owned units. A partnership with a nationwide operation such as co-working spaces, theme parks, or convenience stores would accelerate this side of the business model.

2)	Bobacino must identify existing boba tea brands, large and small, to capture as customers to white label the Bobacino machines. These chains would benefit from growing their market reach without the significant costs and risks associated with opening new brick and mortar restaurants.

Competition

Within the global bubble tea market, market dominance is concentrated amongst a few key incumbent players, like Cha Time, Gong Cha, and CoCo Fresh Tea & Juice, that were initially established in Taiwan and have since commercialized across various regions. In addition, there are a few homegrown disruptors in the bubble tea space, like Boba Guys and Kung Fu Tea, that were established in the US and are now challenging incumbents with modern versions of traditional recipes and unique product offerings. Out of the incumbent bubble tea chains, CoCo Fresh Tea & Juice, which was founded in Tamsui, Taiwan in 1997, is the oldest and most established with ChaTime and Gong Cha following after. Below is a snapshot of the global presence of the largest active bubble tea chains:

•	CoCo Fresh Tea & Juice (1997)

o	4500 Locations

o	Active Regions: Asia, South Pacific, N. America

o	20 Countries

•	ChaTime (2005)

o	2500 Locations

o	Active Regions: Asia Pacific, N. America, EMEA

o	41 Countries

•	Gong Cha (2006)

o	1500 Locations

o	Active Regions: Asia Pacific, N. America, Europe

o	15 Countries

•	Kung Fu Tea (2009)

o	113 Locations

o	Active Regions: Asia Pacific, N. America

o	6 Countries

•	Vivi Bubble Tea (2007)

o	70 Locations

o	Active Regions: Asia Pacific, N. America

o	1 Country

•	Boba Guys (2011)

o	15 Locations

o	Active Regions: N. America

o	1 Country

In addition to the traditional bubble tea vendors, we have two competitors within the robotics space that are tackling the automation of bubble tea preparation. However, these companies are based outside of the US and therefore are not direct competitors of Bobacino as yet in terms of the markets we are focusing on. Below is a snapshot of the aforementioned companies:

•	KouBei - In March 2019, Taiwanese bubble-tea chain, Happy Lemon, teamed up with Koubei, Alibaba Group’s local-services app, to upgrade its in-store technology, including a new drink-making robot At its pilot store in Shanghai, customers have the option of buying their drinks at a counter manned by employees, or opt for a fully automated experience through robot preparation. The robot prepares and mixes boba tea for customers. It can make 8 different types of drinks with about 40 variations based on customer preferences – each takes 90 seconds. Launched in 2017, there are now ~100 brands that have partnered with Koubei to upgrade their Brick & Mortar locations with in-store technology (online ordering) and autonomous robots. Happy Lemon; however, is the only boba brand they have partnered with.

•	Taiwan Intelligence Robotics Company (TIRC) - TIRC’s Bubble Tea Shaker Robot (BTSR) was originally unveiled at the Taipei Food Show in 2018. In December 2018, BTSR was recognized at the International Innovation Awards (IIA) in Macau. The robot is capable of putting sugar and chewy tapioca pearls into a cup and shaking it vigorously – each glass of boba takes 30-45 seconds to make The machine can shake up to 100 cups per hour. However, the entire process is not automated – the robot still needs people to prepare the tea and tapioca pearls. The Taiwan External Trade Development Council (TAITRA) has been marketing TIRC’s boba robot at trade shows in hopes of using the technology at scale to export boba milk tea globally. As of now, the BTSR is only being used domestically within Taiwan.

Wavemaker Labs and Wavemaker Partners

As a Wavemaker Labs company, Bobacino has access to several valuable resources. Wavemaker is both a venture capital firm and a corporate venture studio under one roof, which brings value to Bobacino in several ways:

Wavemaker Partners: Top-Decile Venture Capital Fund since 2003 with $5500mm+ assets under management

•	Capital - Wavemaker is the lead investor of Bobacino and provides valuable insights from over 16 years in the venture ecosystem that will help Bobacino in current and future capital raises.

•	Customer Introductions - With an extensive network, Wavemaker is able to provide Bobacino access to LPs, acquirers, international corporations and other business relationships. Furthermore, Wavemaker Partners is part of the Draper Venture Network, which has 800+ relationships in 550+ corporations around the world. Access to any one of these relationships is one email away.

•	Global Network - Wavemaker is dual headquartered in Los Angeles and Singapore, which gives Bobacino the ability to scale globally with extensive connections across multiple continents.

Wavemaker Labs (Future Labs VII, Inc.): Corporate Innovation Venture Studio

•	Connections - Wavemaker Labs has internal teams spanning finance, marketing, human resources, and operations that can assist Bobacino in growing its business.

•	Resources – Bobacino benefits from free office space, accounting, legal, and various other resources to keep the business lean during its early growth stages.

•	Product Acceleration - In-house roboticists and engineers are devoting time and energy to evaluate and build the initial software and hardware packages for Bobacino.

•	Focus and Track Record - Wavemaker Labs has a history of commercializing robotics in Food and Agriculture, which provides Bobacino with valuable expertise and insights at minimal to no cost.

Our People

The company has a part-time CEO, Darian Ahler, 1 part-time Chief Boba Officer, Stacey Kwong, and 2 other part-time employees.

Darian previously served as co-founder and Head of Operations at Truebird, which developed a fully automated micro-café that served high-quality espresso to consumers. Darian has deep experience at the intersection of food and automation, with over a dozen years as an engineer, leader, and innovator in the emerging food technology space.

As Chief Boba Officer and Strategic Advisor, Stacey Kwong brings extensive industry knowledge. Stacey co-founded Milk+T in Los Angeles in 2015. Stacey provides product development support as Bobacino works to build a fully functioning boba bar that will support the needs of boba shops, as well as advises on strategic business, operational and cultural items.

Management’s Discussion and Analysis on Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. Our financial statements consolidate the operations of the Company and its predecessor, Future Labs I. The Company was organized on March 6, 2020, and any operations discussed for the year ended December 31, 2019 were undertaken by Future Labs I.

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

Through December 31, 2021, the Company has not recorded any revenues to date.

Operating expenses for the year ended December 31, 2020 were $1,150,162, representing primarily research & development activities in order to build our preliminary prototype which was completed in November 2020. This is reflected in an accrued liability to Wavemaker Labs for services rendered under the Company’s Master Services Agreement with Wavemaker Labs, which included research & development activities to build the preliminary prototype and general support activities focused on raising capital for the Company.

In the year ended December 31, 2021, operating expenses were $669,769. This reflects ongoing research & development activities in preparation for the next product development phase to beginning in Q2 of 2022.

Since the end of the period covered by our audited financial statements, we expect similar monthly expenses aside from an increase in labor costs from additional full time and part time employees. The team will continue to grow as we push development of our product into production ready capabilities.

During our Regulation A+ equity crowdfunding offering in 2021, we received $1,326,194 from investors. The previous fundraising round covered all costs to date for initial prototype build, company creation and business development efforts including field research.

Liquidity and Capital Resources

As of December 31, 2021, the Company had $20,252 in cash and cash equivalents.

Through December 31, 2020, the Company had received $100,000 in funding from Embark Ventures. The Company launched its Regulation A+ offering on June 4, 2021 and received a total of $1,326,194 in investments,. From March to June 2020, Future Labs I, which became a wholly-owned subsidiary of Future Pearl Labs, provided a loan to a related party, Wavemaker Labs. This loan was made due to the Company having cash on hand for which it determined it was in its interests to make a loan to Wavemaker Labs to allow for the accrual of interest and to book the loan towards accounts payable owed to Wavemaker Labs.

Included in the liabilities of the Company is an accounts payable entry for $967,020 due to Wavemaker Labs pursuant to the Master Services Agreement. During the year ended December 31, 2020, Wavemaker Labs provided services relating to development of the prototype and general support of the Company, which was invoiced to the Company for each hour of labor exerted and all materials expenses in relation to the development of the Bobacino machine. Invoices from Wavemaker Labs are due within fifteen (15) days of receipt, and any past due invoices are assessed a rate of 2% per month, which is added to the amount due and prorated starting from the date of the original invoice. The total amount outstanding under this agreement as December 31, 2021 was $261,224 While we intend to repay all or a portion of this amount from proceeds of the offering, should we raise more than $2,000,000, the Company has received assurances that Wavemaker Labs will not take action related to any amount due in default and will instead allow any outstanding liability to continue accruing at the aforementioned rate of 2% per month. This MSA supersedes all prior SOW agreements between Bobacino and Wavemaker Labs. As such, convertible promissory notes have been canceled and were reissued as warrants in 2021. Any previously committed payment associated with such notes is no longer owed.

Trend Information

During 2021, he Company began ramping up its marketing and fundraising efforts in preparation for the June 4, 2021 launch of its Regulation A+ equity crowdfunding offering on StartEngine. These marketing and fundraising efforts were in part financed by Wavemaker Labs as part of our Master Services Agreement. The Company had limited cash resources of its own during this time, and our reliance on Wavemaker Labs has pushed back our next product development phase into Q1 of 2022, resulting in anticipated production and delivery of its first batch of working pods in early 2022. Prior to that date, we anticipate we will need to incur increased expenses associated with engineering, research and development, marketing and fundraising. During our Regulation A+ equity crowdfunding offering in 2021, we have received $1,326,194 from investors. Although many businesses are financially impacted by COVID-19, we believe our product will see an increase in demand due to the touchless nature of the product. However, the effects of COVID-19 are rapidly growing and remain uncertain for the foreseeable future.

Directors, Executive Officers, and Significant Employees

Name	Position	Age	Term in Office
Executive Officers
James Jordan	Chairman	41	Indefinite, appointed March 6, 2020
Darian Ahler	CEO	37	Indefinite, appointed October 7, 2020
Kevin Morris	CFO	39	Indefinite, appointed November 11, 2020
Directors
James Jordan	Director	41	Indefinite, appointed March 6, 2020

Darian Ahler, CEO

The CEO, Darian Ahler, previously served as Co-Founder and Head of Operations at Truebird (December, 2017-May 2020), which developed a fully automated micro-café that served high-quality espresso to consumers. Before his time at Truebird, Darian was a Mechanical Engineer at AeroFarms from September 2015 through December 2017. In 2014 and 2015 Darian worked as an engineer and product developer for Modulightor and M&D Doors respectively. From 2007 to 2013, he spent over 6 years working in the industrial food processing industry as a mechanical engineer. Darian has deep experience at the intersection of food and automation, with over a dozen years as an engineer, leader and innovator in the emerging food technology space. His knowledge in the realm is key in understanding the risks and challenges that will need to be overcome for this company to be successful.

Kevin Morris, CFO

Our CFO, Kevin Morris, also serves as CFO of Piestro, Inc. (f/k/a Future Labs VI, Inc.), an autonomous pizzeria; Principal Financial Officer of Graze, Inc. (f/k/a Future Labs V, Inc.), developer of an autonomous commercial lawnmower; CFO of Future Acres, Inc., developer of an autonomous farm transport robot; and CFO of Miso Robotics, a robotic kitchen assistant company in Southern California. Kevin also oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. Previously, Kevin was COO/CFO of Denim.LA, Inc. (dba DSTLD), where he oversaw operations, finance, customer service and market strategy and analytics from 2014-2019. Before DSTLD, Kevin was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013-2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. Kevin obtained an MBA from the UCLA Anderson School of Management in 2011.

James Buckly Jordan, Director

James has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. He also serves as the CEO of Miso Robotics, a company that produces robotic kitchen assistants in Southern California, and serves as a director of multiple early-stage companies in the robotics space being developed out of Wavemaker Labs, including Graze, Inc. (f/k/a Future Labs V, Inc.), developer of an autonomous commercial lawnmower; Piestro, Inc. (f/k/a Future Labs VI, Inc.), an autonomous pizzeria; and Future Acres, Inc., developer of an autonomous farm transport robot. Previously, James was Manager Partner at early-stage venture fund Canyon Creek Capital, a position he has held since 2010. James (“Buck”) is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high-growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

Compensation of Directors and Executive Officers

Through December 31, 2021 we compensated our three highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
James Jordan	Director	$0	$0	$0
Darian Ahler	CEO	$0	$4,000	$4,000
Kevin Morris	CFO	$0	$0	$0
Stacey Kwong	Chief Boba Officer	$18,000	$306	$18,306

The Company hired Darian Ahler as CEO on May 11th, 2020. His compensation includes equity compensation of 2% equity in common shares of the Company to be granted as 96,000 stock options, which will fully vest over 4 years with a 1 year cliff. Vesting start date of May 1, 2020. Darian has earned, but not yet been issued an additional 2% equity (96,000 stock options) as the Company has raised $750,000 during its funding campaigns. Furthermore, an additional 1% equity (48,000 stock options) will be granted to Darian once the Company signs a commercial agreement worth at least $5,000,000 (including upfront revenue + monthly service fees for a period of 60 months).

For her role, Stacey Kwong received compensation of $1,500 per month in 2021 and received 7,344 stock options.

Interest of Management and Others in Certain Transactions

Bobacino has entered a Master Services Agreement with Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.) (“Wavemaker Labs”) under which Wavemaker Labs will provide various consulting services to Bobacino in relation to the development of the Bobacino machine. The MSA is included as Exhibit 6.2 to the offering statement of which this offering circular is part. The services performed may include financial, business development, product development, and engineering consulting work pursuant to specific statements of work. Specific anticipated services include the following:

•	System Architecture – Identify key features, components, and mechanisms to determine “make” vs “buy” opportunities for building the Bill of Materials (BOM) of the product.

•	Sourcing – Research and identify cost saving opportunities, determine lead times, and source all major components.

•	Development – Design integrated system.

•	Testing – Record behaviors and debug as needed.

•	Support – Provide ongoing support as needed if budget remains.

Wavemaker Labs has common ownership with the Company via all of its Class F shareholders, including Future VC, LLC, which have the same number of Class F shares in the Company as they do in Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.). As a part of this MSA, Wavemaker Labs will invoice the Company as much as twice a month for each hour of labor exerted and all materials expenses. Invoices not paid within fifteen (15) days become past due and will immediately be assessed a default rate of 2% per month, added to the amount due and prorated starting from the date of the original invoice. The total amount outstanding under this agreement as of December 31, 2020 was $967,020 and as of December 31, 2021 was $261,224.

EXHIBITS

1.1. Broker-Dealer Agreement with Dalmore Group, LLC (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465922010229/tm2135982d2_ex1-1.htm)

2.1 DE Amended and Restated Certificate of Incorporation (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465921027554/tm217615d1_ex2-1.htm)

2.2. DE Amended and Restated Bylaws (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465921027554/tm217615d1_ex2-2.htm)

3.1. Stock Option Agreement – Darian Ahler (CEO) (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465920125166/tm2035265d1_ex3-1.htm)

3.2 Form of Warrant issued to Wavemaker Labs, Inc. (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465922010229/tm2135982d2_ex3-2.htm)

4.1. Subscription Agreement (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465922010229/tm2135982d2_ex4-1.htm)

6.1. Offer Letter – Darian Ahler (CEO) (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465920125166/tm2035265d1_ex6-1.htm)

6.2. MSA with Wavemaker Labs (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465920125166/tm2035265d1_ex6-2.htm)

11.1 Consent from Independent Auditor (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465922010229/tm2135982d2_ex11-1.htm)

12.1 Opinion of counsel (Incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1830113/000110465922010229/tm2135982d2_ex12-1.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Pearl Labs, Inc.

By	/s/ James Buckly Jordan
James Buckly Jordan, Director
Future Pearl Labs, Inc.
Date: May 2, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates listed.

By	/s/ Darian Ahler
Darian Ahler, Chief Executive Officer
Future Pearl Labs, Inc.
Date: May 2, 2022

By	/s/ James Buckly Jordan
James Buckly Jordan, Director
Future Pearl Labs, Inc.
Date: May 2, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer
Future Pearl Labs, Inc.
Date: May 2, 2022

9

FUTURE PEARL LABS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021 AND 2020

FUTURE PEARL LABS, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021 AND 2020

To the Board of Directors of

Future Pearl Labs, Inc. and Subsidiary

Santa Monica, CA

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Future Pearl Labs, Inc. and subsidiary (the “Company”) which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholder’s equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception, has sustained net losses of $673,868 and $1,150,708 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $2,112,164, limited liquid assets with $20,258 of cash, and a working capital deficit of $271,301. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 28, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

FUTURE PEARL LABS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$20,258	$18,980
Interest receivable, related party	-	616
Loan receivable, related party	-	32,700
Deferred offering costs	-	22,000
Total assets	$20,258	$74,296

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$261,224	$967,020
Accounts payable and accrued expenses	712	712
Loan payable, related party	24,749	28,249
Interest payable, related party	4,874	458
Total liabilities	291,559	996,440

Commitments and contingencies (Note 10)

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 24,000,000 shares authorized, no shares issued and outstanding	-	-
Class F stock, $0.0001 par value, 24,000,000 shares authorized, 2,585,904 and 4,562,376 shares issued and outstanding as of December 31, 2021 and 2020, respectively	259	456
Common stock, $0.0001 par value, 48,000,000 shares authorized, 604,960 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	60	-
Additional paid-in capital	1,909,280	515,696
Subscription receivable	(68,737)	-
Accumulated deficit	(2,112,164)	(1,438,296)
Total stockholders' equity (deficit)	(271,302)	(922,144)
Total liabilities and stockholders' equity (deficit)	$20,258	$74,296

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2021	2020
Net revenue	$-	$-

Operating expenses:
Research and development	606,249	796,790
Sales and marketing	5,325	138,060
General and administrative	58,194	215,312
Total operating expenses	669,769	1,150,162

Loss from operations	(669,769)	(1,150,162)

Other income (expense):
Interest expense	(4,599)	(1,162)
Interest income	500	616
Total other income (expense), net	(4,099)	(546)

Provision for income taxes	-	-
Net loss	$(673,868)	$(1,150,708)

Weighted average common shares outstanding - basic and diluted	182,927	2,250,495
Net loss per common share - basic and diluted	$(3.68)	$(0.51)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Additional			Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)
Balances at December 31, 2019	-	$-	-	$-	3,000,000	$300	$313,237	$-	$(287,588)	$25,949
Issuance of Class F stock for cash	-	-	2,400,000	240	-	-	99,760	-	-	100,000
Share exchanges and consolidation of Future Labs I	-	-	2,162,376	216	(3,000,000)	(300)	100,084	-	-	100,000
Stock-based compensation	-	-	-	-	-	-	2,615	-	-	2,615
Net loss	-	-	-	-	-	-	-	-	(1,150,708)	(1,150,708)
Balances at December 31, 2020	-	-	4,562,376	456	-	-	515,696	-	(1,438,296)	(922,144)
Contribution of Class F shares from investor	-	-	(1,976,472)	(198)	-	-	198	-	-	-
Issuance of common stock pursuant to Regulation A+ offering	-	-	-	-	604,960	60	1,326,134	(68,737)	-	1,257,457
Offering costs	-	-	-	-	-	-	(489,923)	-	-	(489,923)
Warrants issued from settlement of accounts payable, related party	-	-	-	-	-	-	553,926	-	-	553,926
Stock-based compensation expense	-	-	-	-	-	-	3,251	-	-	3,251
Net loss	-	-	-	-	-	-	-	-	(673,868)	(673,868)
Balances at December 31, 2021	-	$-	2,585,904	$259	604,960	$60	$1,909,280	$(68,737)	$(2,112,164)	$(271,302)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(673,868)	$(1,150,708)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation	3,251	2,615
Contribution of Class F shares from investor	-	-
Bad debt	-	21,513
Changes in operating assets and liabilities:
Accounts receivable, related party	-	57,639
Interest receivable, related party	616	(616)
Accounts payable, related party	695,831	967,020
Accounts payable and accrued expenses	-	(1,500)
Interest payable, related party	4,416	(658)
Net cash provided by (used in) operating activities	30,245	(104,695)
Cash flows from investing activities:
Issuance of loans to related parties	(815,000)	(32,700)
Net cash used in investing activities	(815,000)	(32,700)
Cash flows from financing activities:
Repayments of related party loans	(3,500)	(22,181)
Proceeds from issuance of common stock	1,257,457	200,000
Offering costs	(467,923)	(22,000)
Net cash provided by financing activities	786,034	155,819
Net change in cash and cash equivalents	1,278	18,424
Cash and cash equivalents at beginning of year	18,980	556
Cash and cash equivalents at end of year	$20,258	$18,980

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$184	$1,820

Supplemental disclosure of non-cash financing activities:
Warrants issued from settlement of accounts payable, related party	$553,926	$-
Loans and interest receivable offset to accounts payable, related party	$848,816	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Pearl Labs, Inc (the “Company”), doing business as Bobacino, is a Company organized March 6, 2020 under the laws of Delaware. The Company was formed to create automatic vending machines for bubble tea. The Company is headquartered in Santa Monica, California.

In October 2020, Future VC, LLC contributed common shares in Future Labs I, Inc. in exchange for shares of Class F Stock of the Company. Both Future VC, LLC and Future Labs I, Inc. (“Future Labs”) are related parties of the Company. Furthermore, the remaining shareholders contributed common shares in Future Labs I, Inc. in exchange for shares of Class F stock of the Company pro-rata based on their ownership in Future Labs I, Inc. Due to these stock exchanges, Future Labs I, Inc. became a wholly-owned subsidiary of the Company.

As of December 31, 2021, the Company’s activities since inception have consisted primarily of formation activities, research and development, business development and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $673,868 and $1,150,708 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $2,112,164, limited liquid assets with $20,258 of cash, and a working capital deficit of $271,301. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

As a result of the share exchanges noted above, Future Labs became a wholly-owned subsidiary of the Company in October 2020. Future Labs is a Delaware Company formed on November 30, 2017. Due to common ownership and management of the Company and Future Labs, the share exchange was determined to be a common control transaction. As such, the consolidated financial statements are presented retroactively and reflect the historical results of Future Labs since its inception.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Future Labs I, Inc. All material inter-company transactions and balances have been eliminated in consolidation.

Stock Split

On February 26, 2021, the Company effected a 12-for-1 forward stock split of its authorized, designated, issued and outstanding shares, including common stock, Class F stock and preferred stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the year ended December 31, 2020, the Company recorded bad debt expense of $21,513 to write off receivables deemed uncollectible.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on the consolidated balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the consolidated balance sheet.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. There was no revenue for the years ended December 31, 2021 or 2020.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020, the Company had capitalized deferred offering costs of $22,000, which were recorded into additional paid-in capital in 2021.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	Year Ended
	December 31,
	2021	2020
Class F stock	2,585,904	-
Options to purchase common stock	355,668	340,968
Warrants	261,468	-
Total potentially dilutive shares	3,203,040	340,968

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

From March to June 2020, the Company provided a loan to a related party, Future Labs VII, Inc. for $32,700. The loans were unsecured, bear interest at 3% per annum, and mature in varying dates through June 2021. In 2021, the Company provided an additional $815,000 in loans to Future Labs VII, Inc. During the years ended December 31, 2021 and 2020, the Company recognized interest income of $500 and $616, respectively.

During 2021, the Company netted all loans receivable and interest receivable against accounts payable to Future Labs VII, Inc. amounting to $847,700 and $1,116, respectively. As of December 31, 2021, the Company had no loan and interest receivables outstanding with related parties.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of December 31, 2021 and 2020:

	Outstanding Balance as of
	December 31,
Name	2021	2020
Future VC, LLC	$24,749	$24,749
Future Labs V, Inc.	-	3,500
	$24,749	$28,249

During 2021, the Company repaid $3,500 to Future Labs V, Inc.

The Company’s outstanding loan payable with Future VC, LLC bears an interest rate of 3% per annum and the maturity date was extended to July 1, 2022. The loan is secured by substantially all of the Company’s assets.

During the years ended December 31, 2021 and 2020, the Company incurred interest expense of $4,599 and $1,162, respectively. Interest paid in 2021 was $183 and interest payable was $4,874 as of December 31, 2021.

6.	STOCKHOLDERS’ EQUITY (DEFICIT)

The Company's certificate of incorporation, as amended and restated authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. After effect of the 12-1 forward stock split in February 2021, the Company is authorized to issue 24,000,000 shares of Preferred Stock, 24,000,000 shares of Class F Stock and 48,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share.

As of December 31, 2021 and 2020, there were no shares of Preferred Stock issued or outstanding.

The holders of each class of stock shall have the following rights and preferences:

Voting

Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Each holder of Class F Stock shall have the right to one vote for each share of Common Stock into which such Class F Stock could then be directly converted (without first being converted to another series of Subsequent Preferred Stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, to notice of any stockholders’ meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders of Common Stock. The holders of Class F Stock and Common Stock shall vote together as a single class on all matters.

Dividends

The holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock.

Liquidation

In the event of any liquidation event, whether voluntary or involuntary, the entire assets and funds of the Company legally available for distribution shall be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall be convertible, at the option of the holder, at any time after the date of issuance of such share, into one share of Common Stock.

Each share of Class F Stock shall automatically be converted into one share of Common Stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock.

Upon a preferred equity financing of at least $1,000,0000 in proceeds, 10% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into shares of the subsequent series of preferred stock of the Company that is issued in such equity financing at the applicable conversion ratio, which is defined as the inverse of the ratio at which a share of Preferred Stock issued in an equity financing is convertible into Common Stock of the Company.

Stock Transactions

On March 20, 2020, the Company issued 2,400,000 shares of Class F Stock to Embark Ventures, LLP for an aggregate purchase price of $100,000.

In October 2020, Future VC, LLC contributed 2,373,199 common shares in Future Labs I, Inc. in exchange for 1,710,588 shares of Class F Stock of the Company. In conjunction with this transaction, Future VC, LLC contributed $100,000 in cash. Both Future VC, LLC and Future Labs I, Inc. are related parties of the Company.

In October 2020, several shareholders contributed a total of 626,801 common shares in Future Labs I, Inc. in exchange for 451,788 shares of Class F stock of the Company pro-rata based on their ownership in Future Labs I, Inc.

In February 2021, Embark Ventures, L.P. contributed 1,976,472 shares of the Company’s Class F Common Stock back to the Company for no consideration.

In 2021, the Company completed a Regulation A+ offering and issued an aggregate of 604,960 shares of common stock, including 55,909 bonus shares and 11,097 commission shares, for gross proceeds of $1,326,194. The share pricing of the offering was $2.39 per share. The Company incurred $489,923 in offering costs pertaining to the raise and had a subscription receivable of $68,737 as of December 31, 2021.

7.	STOCK-BASED COMPENSATION

Future Pearl Labs, Inc. 2020 Stock Plan

The Company has adopted the Future Pearl Labs, Inc. 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 355,668 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of December 31, 2021, there were no shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the years ended December 31, 2021 and 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$-	$-
Granted	340,968	0.04
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2020	340,968	$0.04	$-
Granted	14,700	0.50
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	355,668	$0.06	$56,690

Exercisable as of December 31, 2021	255,561	$0.05	$43,891

The fair value of common stock for options granted during the years ended December 31, 2021 and 2020 was $0.11 per share and $0.04 per share, respectively. As of December 31, 2021, the weighted average duration to expiration of outstanding options was 6.7 years.

Stock-based compensation expense for stock options of $1,884 and $2,615 were recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,133 as of December 31, 2021, which will be recognized over a weighted average period of 2.1 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2021	2020
Risk-free interest rate	1.11%	0.36%
Expected term (in years)	6.08	6.08
Expected volatility	70.00%	44.43%
Expected dividend yield	0%	0%
Fair value per stock option	$0.11	$0.02

Warrants

In May 2021, the Company issued 29,700 warrants with an exercise price of $0.50 per share. The Company recognized $1,367 in stock-based compensation expense, included in research and development expenses in the statements of operations, pertaining to these warrants in the year ended December 31, 2021.

Refer to Note 9 for warrants issued to a related party in settlement of accounts payable.

8.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, research and development and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $435,787 and $402,985, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$360,613	$130,827
Cash to accrual differences	75,174	272,158
Valuation allowance	(435,787)	(402,985)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $435,787 and $402,985, were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $32,802 and $335,722 in 2021 and 2020, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,282,845 and $465,411, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

9.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

As of December 31, 2021 and 2020, the Company had $261,224 and $967,020, respectively, in accounts payable with related parties under common control.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company has incurred $646,946 of fees under this agreement, including $478,490 in services payable in cash and $168,456 for which the Company intends to satisfy through the issuance of warrants in 2022. During 2020, the Company has incurred $1,127,034 of fees under this agreement, including $713,826 in services payable in cash and $413,208. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges in excess of cost incurred by the Company were $258,794 and $607,052 in 2021 and 2020, respectively, due to the markup on labor and material costs.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred fees from Wax Inc. amounting to $50,000, which was included in accounts payable, related party as of December 31, 2021.

In 2021, the Company issued 231,768 warrants to purchase common stock to Wavemaker Labs pursuant to the agreement as noted above. The warrants have an exercise price of $0.22 per share and were valued using the Black-Scholes option-pricing model with the following inputs:

Risk-free interest rate	1.00%
Expected term (in years)	5.00
Expected volatility	70.00%
Expected dividend yield	0%
Fair value per warrant	$0.13

The fair value of the warrants was $29,438 as determined by the Black-Scholes option pricing model. The Company recorded accounts payable totaling $553,926 pertaining to the fair value of the services incurred, including an excess of $524,488 of the fair value of the warrants. Accordingly, $553,926 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Wavemaker Labs. The warrants are immediately exercisable and have a term of ten years.

The following is a summary of operating expense transactions incurred with related parties during the years ended December 31, 2021 and 2020:

	Year Ended
	December 31,
	2021	2020
Research and development	$603,593	$796,534
Sales and marketing	5,325	138,060
General and administrative	50,000	192,440
	$658,918	$1,127,034

10.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11	SUBSEQUENT EVENTS

In 2022, the Company has raised approximately $27,000 from a new Regulation A+ offering of common stock, at a price per share of $2.39.

Management has evaluated subsequent events through April 28, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.